Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Proxy Statement is available at www.proxyvote.com

NEOGAMES S.A.
Extraordinary General Meeting of Shareholders
July 18, 2023 3:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Moti Malul, Raviv Adler, Laurent Teitgen and John E. Taylor, Jr., or any one of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NEOGAMES S.A. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 3:00 PM (Luxembourg Time), on July 18, 2023, at the 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

NEOGAMES S.A. SOCIÉTÉ ANONYME REGISTERED OFFICE: 63-65, RUE DE MERL L-2146 LUXEMBOURG R.C.S. LUXEMBOURG: B186309
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on July 17, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 17, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NEOGAMES S.A.

The Board of Directors recommends you vote FOR the following proposals:

Agenda of the Extraordinary General Meeting

For	Against	Abstain
1.
A proposal (the “Continuation Proposal”) to approve, (a) the transfer (by way of continuation) of the Company’s statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale) from Luxembourg to the Cayman Islands and change of its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”), subject to the satisfaction or waiver of certain conditions specified in the Business Combination Agreement (as defined below) and summarized in the section of the shareholder circular entitled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation” the “Continuation Conditions”)" and effective as of the date of registration specified in the certificate of continuation from the Cayman Registrar to be issued by the Cayman Registrar upon registration of the continuation of the Company as a Cayman Islands exempted company (the “Continuation Effective Time”), and (b) effective as of the Continuation Effective Time, the following items:
			☐	☐	☐
	1a.	The change of name of the Company from “NeoGames S.A.” to “Neo Group Ltd.”;
1b.
The adoption of the memorandum and articles of association in the form attached to the shareholder circular as Annex C (the “Continuation Articles”) as the Company’s memorandum and articles of association in replacement of the Company’s existing articles of association; and

	1c.	The granting of powers to the authorized officers of the Company in order to execute any formalities in relation to the Continuation and to record the satisfaction of the Continuation Conditions;
2.
A proposal (the “BCA Proposal”) to approve (a) the adoption of the Business Combination Agreement attached to the shareholder circular as Annex A (as it may be amended from time to time, the “Business Combination Agreement”), dated May 15, 2023, by and among Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”), Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, following the Continuation and subject to receiving the Cayman Shareholder Approval (as defined below), Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly owned indirect subsidiary of Parent (the “Merger”) and (b) all other transactions and arrangements contemplated by the Business Combination Agreement, including taking all actions and making all filings required for the Company to suspend trading of the Company Shares on the Nasdaq Global Market upon the completion of the Continuation and to permanently de-list the Company Shares from the Nasdaq Global Market upon completion of the Merger;
			☐	☐	☐
3.
A proposal (the “Statutory Plan of Merger Proposal”) to approve the adoption of the statutory plan of merger attached to the shareholder circular as Annex B to be entered into by and between the Company and Merger Sub and filed with the Cayman Registrar following the Continuation and receiving Cayman Shareholder Approval; and
			☐	☐	☐
4.
A proposal (the “Waiver Proposal”) to approve, subject to completion of the Continuation, the waiver of any notice requirements under the Continuation Articles or applicable law to calling, holding and convening a shareholder meeting (or any adjournment, reconvening or postponement thereof) of the Company in the Cayman Islands of the shareholder circular that will be held to approve the Merger, subject to the satisfaction or waiver of certain conditions specified in the Business Combination Agreement and summarized in the section entitled “The Business Combination Agreement—Conditions to the Closing of the Merger”.
			☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date